                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12B-25

                         NOTIFICATION OF LATE FILING

                                              Commission File Number  1-8941
                                                                      ------

  (Check One)
  /x/ Form 10-K and Form 10-KSB   / / Form 11-K
  / / Form 20-F                   / / Form 10-Q and Form 10-QSB  / /  Form N-SAR

For Period ended:                      December 30, 2000
                 --------------------------------------------------------------



/  /  Transition Report on Form 10-K     /  /  Transition Report on Form 10-Q
      and Form 10-KSB                          and Form 10-QSB
/  /  Transition Report on Form 20-F     /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period ended
                                 ----------------------------------------------


     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        -----------------------

-------------------------------------------------------------------------------

                                    PART I.
                             REGISTRANT INFORMATION


Full name of registrant                 Fruit of the Loom, Inc.
                        -------------------------------------------------------


Former name if applicable
                          -----------------------------------------------------


                          200 W. Madison, Suite 2700
-------------------------------------------------------------------------------
Address of principal executive office (Street and number)


                            Chicago, Illinois 60606
-------------------------------------------------------------------------------
City, state and zip code

                                    PART II.
                            RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/ / (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III.
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                                    PART IV.
                               OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

   John J. Ray III                       312                      899-1325
-------------------------------------------------------------------------------
     (Name)                          (Area Code)             (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               /x/ Yes /  / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               /x/ Yes /  / No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            Fruit of the Loom, Inc.
-------------------------------------------------------------------------------
                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   March 23, 2001    By  /s/ G. William Newton
    --------------------   ----------------------------------------------------
                                 G. William Newton
                                 Vice President-Finance and Acting
                                 Chief Financial Office


          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                             FORM 12B-25 ATTACHMENT

                           PART III Narrative Summary


         The registrant filed for protection under Chapter 11 of Title 11 of the United States Code (the "Case") on December 29, 1999 (the "Filing Date"). The added burdens related to the Case, coupled with changes in personnel, have resulted in a delay in the completion of the financial statements and related notes. The registrant continues to operate its businesses and manage its property as debtor-in-possession under sections 1107(a) and 1108 of Title 11 of the United States Code (the "Bankruptcy Code"). On March 15, 2001, the registrant filed a disclosure statement (the "Disclosure Statement") pursuant to
Section 1125 of the Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). Included as Exhibit A to the Disclosure Statement is a Joint Plan of Reorganization (the "Reorganization Plan") filed with the Bankruptcy Court.

         Since the Filing Date, the accounting and financial staff, who are critical to the preparation of the Form 10-K, have been required to devote substantial amounts of time to the reorganization process and related issues, including updating the registrant's strategic business plan and responding to numerous requests for information from various constituencies in the reorganization cases, including pre-petition secured lenders, post-petition secured lenders and the Official Committee of Unsecured Creditors. In addition, the registrant's financial and accounting staff have had the primary responsibility for preparing the Schedules of Assets and Liabilities and Statement of Financial Affairs for each of the 34 entities which is a debtor in the Case. Most recently, the registrant's financial and accounting staff have had the primary responsibility for preparing the financial projections and other financial information included in the Disclosure Statement and the Reorganization Plan. Accordingly, for these reasons, the registrant is unable to provide the information required by the Form 10-K in the prescribed time without unreasonable effort or expense.


                            PART IV Narrative Summary


         The registrant expects to report that net sales increased $75,100,000 or 3.3% in 2000 compared to 1999, and that gross earnings increased $141,200,000 in 2000 compared to 1999. The registrant expects to report an operating loss in 2000 of $143,200,000 compared to an operating loss of $388,500,000 in 1999. The registrant expects to report a decrease of $104,100,000 in selling, general and administrative expenses in 2000 compared to 1999.